TATE & LYLE
CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

1 May 2008

Mr E Staffin
Office of International Corporate Finance [redacted]
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

SUPPL

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 1 April 2008 to 30 April 2008 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

Rowan D J Adams
Deputy Company Secretary

Enc.

Tate and Lyle PLC (File No: 082/905)
Disclosures
Period: 1 April 2008 to 30 April 2008

Date	Headline
23/04/08	Transaction in own shares
16/04/08	Transaction in own shares
15/04/08	Transaction in own shares
14/04/08	Transaction in own shares
11/04/08	Transaction in own shares
09/04/08	Holdings in Company
07/04/08	Transaction in own shares
04/04/08	Holdings in Company
02/04/08	Trading Statement
01/04/08	Transaction in own shares
01/04/08	Director/PDMR Shareholding
01/04/08	Total Voting Rights

Regulatory Announcement

Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	17:20 23-Apr-08
Number	2008042300

Tate & Lyle PLC

Tate & Lyle PLC ('the Company') announces that on 23 April 2008 it transferred 50,506 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme ('ESOS') and Tate & Lyle 2003 Performance Share Plan. These shares were previously held in Treasury.

The highest transfer price per share was 374.50p and the lowest transfer price per share was 325p for the shares transferred to satisfy exercises under the ESOS.

Following the above transfer, the Company holds 2,184,632 ordinary shares in treasury and has 457,743,318 ordinary shares in issue (excluding treasury shares).

Robert Gibber
Company Secretary

23 April 2008

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RECEIVED

2008 MAY -7 P 12:-7

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	17:16 16-Apr-08
Number	2008041600

Tate & Lyle PLC

Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 16 April 2008 it transferred 45,002 ordinary shares in the Company for the purpose of satisfying awards under the Tate & Lyle 2003 Performance Share Plan. These shares were previously held in Treasury.

Following the above transfer, the Company holds 2,235,138 ordinary shares in treasury and has 457,692,812 ordinary shares in issue (excluding treasury shares).

Robert Gibber

Company Secretary

16 April 2008

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	16:58 15-Apr-08
Number	2008041500

Tate & Lyle PLC

Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 15 April 2008 it transferred 22,261 ordinary shares in the Company for the purpose of satisfying awards under the Tate & Lyle 2003 Performance Share Plan. These shares were previously held in Treasury.

Following the above transfer, the Company holds 2,280,140 ordinary shares in treasury and has 457,647,810 ordinary shares in issue (excluding treasury shares).

Robert Gibber

Company Secretary

15 April 2008

Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	16:48 14-Apr-08
Number	2008041400

Tate & Lyle PLC

Tate & Lyle PLC ('the Company') announces that on 14 April 2008 it transferred 98,134 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The highest transfer price per share was 374.50p and the lowest transfer price per share was 325p.

Following the above transfer, the Company holds 2,302,401 ordinary shares in treasury and has 457,625,549 ordinary shares in issue (excluding treasury shares).

Robert Gibber

Company Secretary

14 April 2008

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Regulatory Announcement

Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	16:21 11-Apr-08
Number	2008041100

Tate & Lyle PLC

Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 11 April 2008 it transferred 61,144 ordinary shares in the Company for the purpose of satisfying awards under the Tate & Lyle 2003 Performance Share Plan. These shares were previously held in Treasury.

Following the above transfer, the Company holds 2,400,535 ordinary shares in treasury and has 457,527,415 ordinary shares in issue (excluding treasury shares).

Robert Gibber
Company Secretary

Regulatory Announcement

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Free annual report

Company	Tate & Lyle PLC
TIDM	TATE
Headline	Holding(s) in Company
Released	18:01 09-Apr-08
Number	2008040900

Tate & Lyle PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify): ( )

3. Full name of person(s) subject to the notification obligation

THE GOLDMAN SACHS GROUP, INC.

4. Full name of the shareholder(s) (if different from 3 above)

GOLDMAN, SACHS & CO.

GOLDMAN SACHS INTERNATIONAL

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

07/04/08

6. Date on which issuer notified

09/04/08

7. Threshold(s) that is /are crossed or reached

Below 3%

8. Notified Details

A: Voting Rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GB0008754136	16,209,361	3.546%					
US8765706077	11,296 (2,824 ADRs)	0.002%					

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the

financial instruments are effectively held

We hereby notify you that as at close of business on 07 April 2008, The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, no longer has a notifiable interest in shares.

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

General email contact: shareholderdisclosures@gs.com

Listed Company contact name for enquiries:

ROBERT GIBBER

COMPANY SECRETARY

020 7626 6525

9 APRIL 2008

ENDS

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RECEIVED

2008 MAY -7 P 12:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	16:49 07-Apr-08
Number	2008040700

Tate & Lyle PLC

7 April 2008 - Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 7 April 2008 it transferred 11,291 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The transfer price per share was 325p.

Following the above transfer, the Company holds 2,461,679 ordinary shares in Treasury and has 457,464,211 ordinary shares in issue (excluding Treasury shares).

Robert Gibber

Company Secretary

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Holding(s) in Company
Released	11:03 04-Apr-08
Number	2008040400

Tate & Lyle PLC

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

A DISPOSAL OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

01/04/08

6. Date on which issuer notified

03/04/08

7. Threshold(s) that is /are crossed or reached

6%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 44,653,309

Number of Voting Rights: 44,653,309

Resulting situation after the triggering transaction:

Number of Shares - 30,274,961

Number of Voting Rights (Direct) - 30,274,961

Number of Voting Rights (Indirect) - N/A

% of Voting Rights (Direct) - 6.62% (BASED ON TOTAL VOTING RIGHTS OF 457,437,496)

% of Voting Rights (Indirect) - N/A

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 30,274,961

Total % of Voting Rights - 6.62%

9. Chain of controlled undertakings through which the voting rights and/or

the financial instruments are effectively held

N/A

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

ROBERT GIBBER
COMPANY SECRETARY
020 7626 6525

4 APRIL 2008

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Trading Statement
Released	07:00 02-Apr-08
Number	2008040100

Tate & Lyle PLC

Tate & Lyle PLC

Trading Statement on entering Closed Period

In line with our usual practice, Tate & Lyle issues the following trading update for the year ending 31 March 2008 ahead of the announcement of the preliminary results on 22 May 2008.

TRADING PERFORMANCE

The Group's trading performance since the Interim Management Statement ('IMS') on 15 February 2008 further reinforces the Board's overall expectations as set out in the IMS, that the outturn for our continuing operations in the second half of the year to 31 March 2008 will be broadly similar to that of the first six months(1).

1 The profit before tax for the first six months of the year ending 31 March 2008 from continuing operations, after adjusting for exceptional items and the amortisation of acquired intangible assets and the reclassification of the profit before tax for Occidente from continuing operations to discontinued operations, was £117 million.

NET DEBT

Net debt of £1,036 million at the end of February was in line with our internal forecast made at the time of the IMS.

EXCHANGE RATES

We now anticipate a reduction in profit before tax of approximately £11 million for the year as a whole from exchange translation by comparison with the prior year. The average sterling : US dollar exchange rate of 2.01 (2007: 1.89) for the year ending March 2008 was the main factor behind this, although the impact of the translation of the US dollar was partially offset by other currency movements, and in particular by the stronger euro.

RETURN OF CAPITAL

Following approval from shareholders at the AGM in July 2007 to purchase up to 10% of the issued share capital at that time, we had acquired by the close of business on 31 March 2008 33.6 million shares (6.9% of the issued share capital at the time of the AGM) for a total cash consideration of £159 million. The Company had 457.2 million ordinary shares in issue at 31 March 2008, excluding 2.8 million ordinary shares held in Treasury.

The average number of shares in issue during the year for use in calculating basic earnings per share is 475 million, and the estimate for calculating diluted earnings per share is 481 million shares.

END

A conference call will be held today at 8.30am, hosted by Iain Ferguson, Chief Executive and John Nicholas, Group Finance Director. Participants are requested to dial in at least five minutes before the commencement of the call. Dial in details are as follows:

Participant dial in number: +44 (0)1452 560 304 (UK freephone 0800 694 1449)

Conference passcode: 41737930

Replay dial in number: +44 (0)1452 550 000 (UK freephone 0800 953 1533)

Replay passcode: 41737930#

A replay of this call will be available from two hours after the end of the live event, for seven days until 8 April 2008.

For more information contact Tate & Lyle PLC:

Tim Lodge, Director of Investor Relations

Tel: 020 7626 6525 or Mobile 07798 837 317

Ferne Hudson, Head of Media and Public Relations

Tel: 020 7626 6525 or Mobile 07713 067433

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RECEIVED

2008 MAY -7 P 12:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tate & Lyle PLC
TIDM	TATE
Headline	Transaction in Own Shares
Released	17:33 01-Apr-08
Number	2008040100

Tate & Lyle PLC

1 April 2008 - Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 1 April 2008 it transferred 282,103 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme ('ESOS') and Tate & Lyle 2003 Performance Share Plan. These shares were previously held in Treasury.

The highest transfer price per share was 374.50p and the lowest transfer price per share was 325p for the shares transferred to satisfy exercises under the ESOS.

Following the above transfer, the Company holds 2,472,970 ordinary shares in treasury and has 457,437,496 ordinary shares in issue (excluding Treasury shares).

Robert Gibber
Company Secretary

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Company	Tate & Lyle PLC
TIDM	TATE
Headline	Director/PDMR Shareholding
Released	15:10 01-Apr-08
Number	2008040100

Tate & Lyle PLC

Director/PDMR Shareholding

1 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

TATE & LYLE PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

STUART STRATHDEE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

SHARE NOMINEES LIMITED

8. State the nature of the transaction

MARKET PURCHASE BY THE MANAGER OF THE COMPANY'S CORPORATE PEPs

9. Number of shares, debentures or financial instruments relating to shares acquired

42 ORDINARY 25p SHARES

10. Percentage of issued class acquired (treasury shares of that class should

DE MINIMIS

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

540.803 PENCE PER SHARE

14. Date and place of transaction

31 MARCH 2008, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

141,849 ORDINARY 25P SHARES

DE MINIMIS PERCENTAGE HOLDING

16. Date issuer informed of transaction

1 APRIL 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

LUCIE GILBERT - 020 7977 6174

Name of authorised official of issuer responsible for making notification

ROBERT GIBBER - COMPANY SECRETARY

Date of notification

1 APRIL 2008

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END

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Free annual report

RECEIVED

2008 MAY -7 P 12:-3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Tate & Lyle PLC
TIDM	TATE
Headline	Total Voting Rights
Released	13:46 01-Apr-08
Number	2008040100

Tate & Lyle PLC

Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the FSA's Disclosure and Transparency Rules, Tate & Lyle PLC (the 'Company') would like to notify the market of the following:

The Company's issued capital as at 31 March 2008 consisted of 459,910,466 ordinary shares of which 2,755,073 were held in Treasury.

Therefore, the total number of voting rights in the Company as at 31 March 2008 was 457,155,393 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Robert Gibber

Company Secretary

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END